November 7, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention:     Mr. Michael Moran, Esq., Branch Chief Accountant
         Division of Corporation Finance

RE:         Progress Energy Inc.
Form 10-K for the year ended December 31, 2005
Filed March 10, 2006
File No. 1-15929

Carolina Power and Light Company
Form 10-K for the year ended December 31, 2005
Filed March 10, 2006
File No. 1-03382

Florida Power Corporation
Form 10-K for the year ended December 31, 2005
Filed March 10, 2006
File No. 1-03274

Dear Mr. Moran:

Progress Energy, Inc., a North Carolina corporation (“Progress Energy” or the “Company”), submits herewith its responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission to the above referenced filings contained in its letter to Mr. Robert McGehee of Progress Energy, dated October 19, 2006.

Set forth below are the responses of Progress Energy, Carolina Power & Light Company d/b/a Progress Energy Carolinas, Inc. (“CP&L” or “PEC”), and Florida Power Corporation d/b/a Progress Energy Florida, Inc. (“Florida Power” or “PEF”). For convenience of reference, the Staff’s comment is reprinted in bold, numbered to correspond with the number assigned in the October 19, 2006 comment letter, and is followed by the Company’s response.

Comment 1

1. We note your response to comment one of our letter dated August 25, 2006. Please clarify your intention regarding the remaining uncontracted capacity for the Georgia Region during the last six months of 2005. In this regard, we are aware that you had submitted tolling proposals to Georgia Power. Please explain to us if the company was pursuing any other contractual agreements, or bids, for the uncontracted load in addition to Georgia Power. Finally, please confirm if D&T’s National Accounting Office concurred with the local team’s assessment of the impairment testing approach.

Response:

The business strategy for the Georgia Region did not change during the last six months of 2005. The Company’s internal planning assumptions were that the Georgia Region would continue to serve the existing full requirements contracts in place until 2010 and 2015 and that the energy from the remaining uncontracted capacity would be sold into the wholesale market. During the last six months of 2005, the Company participated in no bid processes for long-term sales of uncontracted generation capacity in the Georgia Region, other than with Georgia Power. In September 2005, the Company received one customer request for a three-year heat rate call option for up to 105 MW annually, which represents less than 1% of the Georgia Region’s total capacity over its remaining useful life. At December 31, 2005, the Company was engaged in preliminary informal discussions with the customer regarding this immaterial transaction. The exclusion of the Georgia Power tolling proposals and this heat-rate call option from the Company’s third and fourth quarter 2005 impairment tests was consistent with the Company’s internal planning assumptions and is believed to be consistent with the assumptions that would be used by marketplace participants in their estimates of fair value of the Georgia Region in 2005. The Company continues to believe that all its assumptions used in the 2005 and 2006 goodwill impairment tests are reasonable and supportable based on the information available at those times.

The local D&T engagement team has access to D&T specialists to determine if the Company has appropriately applied generally accepted accounting principles to a specific set of facts and circumstances, in the context of issuing an opinion on the Company’s financial statements taken as a whole. In situations involving fair value estimates, the local D&T engagement team will often consult with D&T’s valuation specialists. D&T’s local engagement team did consult with D&T’s national utility industry valuation specialists regarding the Company’s goodwill impairment tests. D&T's National Office Accounting Consultation group is also available, if needed, to consult with and provide guidance to engagement teams when questions arise as to the appropriate interpretation or application of generally accepted accounting principles. Our understanding is that the local D&T engagement team did not believe that the specific facts and circumstances warranted a consultation with the National Office at the time they reviewed the Company’s goodwill impairment tests. However, in connection with the Staff’s comment, the local D&T engagement team has consulted with representatives of the Accounting Consultation group of D&T's National Office regarding the engagement team’s assessment of the Company’s impairment testing approach, and acceptable methods for an entity to compute fair value of a reporting unit in accordance with SFAS No. 142. Those representatives of D&T’s National Office believe that the impairment testing approach used by the Company would be appropriate if it is consistent with and incorporates assumptions that marketplace participants would use in their estimates of fair value in accordance with paragraphs 24 and B155 of SFAS No. 142. As discussed above, the Company’s assumptions are consistent with those assumptions that would be used by marketplace participants in their estimates of fair value of the Georgia Region at the date of the impairment tests. D&T’s local engagement team, with the assistance of D&T’s national utility industry valuation specialists, concluded that the Company appropriately incorporated into its impairment tests assumptions consistent with those that marketplace participants would use in their estimates of fair value, and concurs with the Company’s impairment testing approach.

* * * * * * * * * * * * *

The Company will send a copy of this response to you and to Mr. Robert Babula by overnight delivery. Please direct any further questions or comments you may have regarding this filing to David Fountain at (919) 546-6164.

Sincerely,

/s/ Jeffrey M. Stone
Jeffrey M. Stone
Chief Accounting Officer & Controller
Progress Energy, Inc.

cc:           Mr. Robert B. McGehee
Mr. Peter M. Scott III
John R. McArthur, Esq.
Frank A. Schiller, Esq.